Exhibit 99.1

Press Release October 9, 2023

Advanced Health Intelligence to provide Biometric Health screening in new Collaboration between Bearn and OnCore Innovations Inc.

Highlights

●	AHI partner Bearn LLC signs new collaboration with OnCore Innovations Inc.

●	AHI biometrics to be used in Bearn and OnCore platform.

●	OnCore to transform the golf experience and health benefits for their community.

●	Bearn plans to launch the integrated platform in January 2024.

●	Bearn rewards users with real cash for achieving better health outcomes.

South Perth Australia October 9, 2023 – Advanced Health Intelligence Ltd (ASX: AHI) (NASDAQ: AHI) (the “Company”) is pleased to inform shareholders that AHI’s partner, Bearn LLC, (Bearn) has signed a commercial partnership with US-based OnCore Innovations Inc, (OnCore)

AHI congratulates Bearn on its recent strategic partnership with OnCore Innovations. This collaboration marks a significant milestone, promising to intertwine health, fitness, and technology seamlessly into the realm of golf, enhancing the golfing experience while promoting healthier lifestyles.

OnCore Innovations, a wholly-owned subsidiary of OnCore Golf Technology, has been a catalyst in disrupting the golf industry with groundbreaking developments and products designed to redefine golf technology. With the introduction of the GENiUS Ball™ and the expansion of technology behind GolfBoost AI, OnCore Innovations continues to pioneer in offering transformative experiences for golf enthusiasts around the globe.

The newly forged partnership with Bearn. underscores OnCore Innovations commitment to fostering a holistic golfing experience. Bearn recognized as a leader in promoting physical fitness and healthy living, will integrate its rewards-based application into the OnCore platform. This collaboration aims to encourage and reward golfers for their participation and dedication to the game and their health, whether they are practising at home, training at the gym, or playing on the course.

As part of this exciting partnership, AHI’s scanning technology will be utilized within Bearn’s rewards-based application provided to OnCore. This incorporation not only signifies a technical synergy but also aligns with the shared vision of promoting health, fitness, and performance among golf enthusiasts.

This partnership is significantly enhanced by incorporating AHI’s advanced biometric health assessment, meticulously designed to seamlessly integrate into the dynamic alliance established by Bearn and OnCore. But this inclusion is far more than a complementary addition; it’s a strategic enhancement set to bring unparalleled value, exponentially benefiting the end-users by providing detailed insights into their health.

The hallmark of our cutting-edge risk assessment scanning technology lies in its capacity to provide rapid and accurate health insights. Within the framework of the Bearn and OnCore collaboration, AHI’s technology will offer an additional layer of value, providing individuals with a clearer understanding of their metabolic health. This understanding is paramount, not only for improving one’s golf game through informed, health-conscious decisions but more importantly, for enhancing the overall quality of life.

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	1

Press Release October 9, 2023

Keith Blakely, CEO of OnCore Golf, commented on the launch of OnCore Innovations Inc, stating,

“OnCore Golf Technology is steadfastly committed to not only being a purveyor of avant-garde golf technology but also an advocate and facilitator for the holistic well-being and enhanced life journeys of our valued consumers.

We envision and foster a symbiotic relationship between the game of golf and the everyday lives of those who love and play it, weaving a narrative where the pursuit of health and well-being is as engaging and rewarding as the game itself.

In our endeavour to drive this vision, we have initiated an innovative collaboration with Bearn. This partnership is meticulously designed to infuse renewed vitality and purpose into the lives of our consumers, emboldening them to lead longer, healthier lives, complemented by the exciting innovations we bring to the golfing arena. The game of golf is inherently a challenge, a dialogue between the player and the green, where each step, each swing, is a commitment to personal excellence and improvement. We believe this ethos should not be confined to the golf course but should resonate and reflect in the day-to-day lives of individuals.

With our partnership with Bearn, we are extending an invitation to our consumers to bring the competitive, challenging spirit inherent in golf into their daily lives, making every day a rewarding challenge towards better health and quality of life. It is a call to embrace a life journey punctuated by continual improvement, not just in the game of golf but in the grander scheme of health and well-being.

At OnCore, innovation in golf technology is at the heart of what we do, but the physical well-being of our community is the soul that drives our mission forward. The introduction of our new platform innovation is a testament to this commitment. This groundbreaking initiative is not merely about redefining the golfing experience; it is a celebration and acknowledgment of the human aspect of the sport - the players. It’s about fostering longevity, enhancing the quality of life, and ensuring that the game of golf is not just enjoyed but is also a catalyst for positive lifestyle changes.

Through this transformative innovation, we are converging the thrill and challenge of golf with the imperative of health. We are crafting an experience where our consumers can not only play their best game with OnCore’s amazing suite of best-in-class golf balls and accessories, but also be rewarded for their proactive health choices and improvements. This synergy of golf and health is a milestone not just for OnCore but for the golf industry as a whole.

OnCore Innovations is more than a subsidiary; it’s the embodiment of our vision for the future of golf - a future where technology, products, and experiences are seamlessly integrated to offer not just a game, but a way of life. We are on the brink of a paradigm shift, and with these strong possibilities, the future landscape of golf and health appears brighter and more promising than ever.”

AHI would like to express its enthusiasm and support for this collaborative venture between Bearn. and OnCore Innovations. This partnership not only represents a convergence of technology and fitness in the sporting world but also opens avenues for golfers to engage with the sport in unprecedented ways, enjoying a myriad of benefits and rewards in the process.

We are confident that with Bearn’s rewards-based application powered by AHI’s scanning technology, golfers will receive the added value and incentive to stay committed to both their game and their health. The future looks bright, and AHI is thrilled to witness the transformative journey that Bearn. and OnCore Innovations will undoubtedly embark upon together.

Aaron Drew, Founder and CEO of Bearn said:

“I am thrilled to announce our collaboration with OnCore, marking a significant convergence of innovation, health, and personal well-being within the sphere of competitive golf, one of the most beloved sports worldwide. This partnership is emblematic of a ‘meeting of minds’ with a shared vision and commitment to advancing not just the technical aspects of the game but, more importantly, the holistic health and quality of life of each individual player.

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	2

Press Release October 9, 2023

In aligning with OnCore, we at Bearn are embarking on an exhilarating journey where our collective expertise and innovation will work synergistically to offer improvements that extend beyond the golf course. Our mission is dual-faceted: we aim to enhance the gaming skills of individuals, providing them with the tools and technology to up their game while simultaneously focusing keenly on their health and overall well-being.

We firmly believe that a person’s health is the cornerstone of a fulfilling life, and a healthy individual is poised to enjoy and excel not only in golf but in every facet of life. With improved health comes enhanced focus, energy, and vitality—all crucial ingredients for a competitive edge in golf as well as life’s myriad challenges and opportunities.

Under this innovative partnership, as players engage with OnCore’s cutting-edge golf technology, they will also have the opportunity to embark on a rewarding health improvement journey with Bearn. We are excited to introduce a rewards-based system that acknowledges and celebrates each player’s commitment to their health. Every step taken towards better health will not only contribute to a better game but will also be recognized and rewarded, creating an environment of encouragement and positive reinforcement.

At Bearn, we envision this collaboration as a powerful catalyst that motivates individuals to invest in their health conscientiously while enjoying the thrill and challenge of golf. We anticipate seeing our community of players revel in the improvements in their game, rejoice in their enhanced health, and delight in the rewards they receive for their dedicated efforts towards leading a healthier lifestyle.

Together with OnCore, we are not just celebrating a partnership; we are fostering a movement towards integrated well-being and enjoyment in the sport of golf. We are incredibly excited about this journey ahead and fervently look forward to witnessing the transformative impact this collaboration will undoubtedly have on the lives and games of many around the globe”.

Biometric Health Assessment (BHA) – 61 Output’s, 41 Biometrics, across 5 Chronic Disease catagories.

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	3

Press Release October 9, 2023

Vlado Bosanac, Founder and Head of Strategy, said:

“I must applaud OnCore for their visionary approach in this collaboration. They have not only thought outside the traditional confines of golf equipment innovation but have also invested deeply in the quality of life of their consumers. By bringing health into the spotlight, OnCore has showcased a commitment to fostering holistic improvement in the lives of golf enthusiasts. Their collaboration with Bearn, with its rewards-based system, ingeniously intertwines the competitive spirit inherent in golf with tangible rewards while improving the lives of individuals. This collaboration with Bearn and OnCore Golf Technology embodies a meeting point of relentless innovation, health, and the invigorating spirit of sports.

The emphasis on metabolic health is critical, as it plays a pivotal role in an individual’s energy levels, endurance, and overall physical well-being, factors integral to the performance and enjoyment of golf, and life in general. With improved health, individuals can experience enhanced concentration, stamina, and a reduction in fatigue, all of which contribute positively to both their golf game and their daily lives.

In the grand tapestry of this partnership, we envision a transformative impact where technology and health coalesce to not only redefine but also elevate the golfing experience. Together with Bearn and OnCore Golf Technology, we are embarking on a journey where each swing, each game, mirrors not just an improvement in the sport but also manifests as a beacon of enhanced health and quality of life for individuals. With an alliance grounded in innovation and a commitment to health, we are set to navigate this inspiring frontier, delivering solutions that are revolutionary and resonate with the needs and aspirations of people worldwide.”

About OnCore Golf, Inc,

At OnCore Golf Technologies, our unwavering commitment is to enhance the golfing experience for players at all levels of expertise. Rooted deeply in our mission, we endeavour to “make golf better” — a principle that guides us in delivering high-performance golf balls, introducing disruptive, game-changing technologies, and crafting unique, engaging golf experiences that not only entertain but also significantly elevate the game for enthusiasts around the world. In every endeavour, our mantra is to relentlessly “strive to better our best,” constantly pushing the boundaries of what’s possible in the realm of golf.

OnCore is synonymous with premium, cutting-edge golf technology. We are proud purveyors of high-performance golf balls designed to suit all skill levels, from amateurs to seasoned professionals. By applying proprietary materials expertise and distinctive, patented product designs, we ensure each golfer experiences exceptional performance on the green.

As a testament to our innovation, we were the first to present a series of perimeter-weighted golf ball designs to the golfing community. Our lineup of top-rated golf balls, including the ELIXR, AVANT 55, VERO X1, and X2, are paragons of our commitment to excellence and innovation in the field. When you choose OnCore Golf, you’re not just selecting a product; you’re elevating your game to new heights.

In the realm of technology, OnCore Golf Technologies is a pioneer, relentlessly innovating to bring forth tools that significantly improve the golfing experience while helping players refine and enhance their skills. Our offering, GolfBoost, is a testament to this commitment. Delivered through a user-friendly smartphone app, GolfBoost is a state-of-the-art artificial intelligence program designed to instantly analyze golf swings. But it doesn’t stop there; it also provides invaluable lessons to players, aiding them in continually improving their game.

In our product portfolio, the GENiUS ball stands out as a groundbreaking innovation. Dubbed “the ball with a brain”, the GENiUS ball is embedded with advanced electronics and equipped with Bluetooth communication capabilities. This allows it to meticulously measure and report a wide spectrum of ball data to a dedicated smartphone app, providing players with insights previously unreachable and ushering in a new era of data-driven golfing excellence.

At OnCore, we believe in the power of collaboration and are immensely proud of the partnerships we’ve forged with a diverse array of individuals who share our passion for golf. From amateur and professional players to avid golf lovers and celebrated legends of the sport, our team is a vibrant tapestry of individuals committed to advancing the game of golf. Led by the esteemed John Calabria, our engineering and design teams comprise individuals renowned worldwide, each contributing their expertise to create products that have not only been commercialised successfully but have also left an indelible mark on the golfing landscape.

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	4

Press Release October 9, 2023

OnCore Golf Technologies – You Just Became a Better Golfer, With a commitment to making golf an exhilarating experience for all and products designed with precision, innovation, and a deep understanding of the golfer’s needs, OnCore Golf Technologies stands as a beacon of excellence and innovation in the world of golf. Through our products, technology, and partnerships, we invite every golfer to discover how OnCore Golf can significantly level up their game. With OnCore, every swing, every game, every experience is a step towards becoming a better golfer. Join us in this exciting journey, and experience the transformation yourself!

For more information, please go to: https://www.oncoregolf.com/

About Bearn LLC

Bearn is an exciting and new multi-sided health platform that has a unique experience for consumers, advertisers, and corporations. It allows users to earn cash for exercising while interfacing with health and fitness brands, all while building a health profile.

Bearn is a SaaS technology company that has developed a patent-pending platform that engages employers, healthcare payers, and other health and wellness stakeholders.

The Bearn platform offers a highly unique, customisable, and scalable business solution leveraging the Internet of Medical Things and Wearables (IoMT). The platform is tailored as a B2B solution for organisations that wish to drive engagement and retention in healthcare-related programs, such as activities that promote health, wellness, fitness lifestyles, and chronic disease management.

The Bearn solution combines technology, validated data, science, and people, all aligned to improve the probability that targeted behavioural changes occur in terms of overall health and wellness. Bearn is one of the first to move away from a “one size fits all” approach to wrap around the individual member. Bearn provide this value and capability under the umbrella of a unique business model that allows you to earn for your efforts and further gamifies the experience with exciting technologies such as 3D body scanning abilities, contests, and challenges.

In addition to consumers being able to earn cash for active calories burned, Bearn is creating the first-ever health credit score for consumers. This unique, proprietary Health Credit Score, similar to a financial FICO score, will aggregate multiple sources of verified health information in one place, enabling users to assess their “individual” health status and identify areas to focus on for their own unique, specific improvements. Allowing portability of a health credit score across platforms with universal acceptance creates the opportunity to lower healthcare costs for payers, employers and all members of the ecosystem.

For more information, please go to: https://bearn.co/

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Limited E: admin@ahi.tech

This release has been approved by the Chief Executive Officer and Chairman of Advanced Health Intelligence Ltd.

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	5

Press Release October 9, 2023

About Advanced Health Intelligence Ltd

Advanced Health Intelligence (AHI) delivers scalable health assessment, risk stratification and digital triage capabilities to healthcare providers, insurers, employers, and government agencies all over the world via our proprietary technology and processes.

Since 2014, AHI has been delivering Health-tech innovation via a smartphone, starting with the world’s first on-device body dimensioning capability. AHI has developed a patented technology, showcasing the next frontier in digitising healthcare with a suite of componentised solutions, culminating in:

●	Body dimension and composition assessment to identify the comorbidities of obesity, such as diabetes risk estimates.

●	Blood biomarker prediction, including HbA1C, HDL, LDL, and 10-year mortality risk;

●	Transdermal Optical Imaging to return vital signs and cardiovascular disease risk estimates;

●	On-device dermatological skin identification across 588 skin conditions across 133 categories (Inc. Melanoma); and

●	Assisting partners in delivering personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

Our world-class team of subject matter experts in machine learning, AI, computer vision, and medically trained data scientists ensure that AHI’s technology is at the forefront of innovation and the needs of our consumers.

With a focus on impact at scale, AHI is proud to showcase this milestone in digital healthcare transformation, delivering a biometrically derived triage solution accessible on and via a smartphone. With these advanced technologies, AHI helps its partners identify risks across their consumers and triage them into right-care pathways for proactive health management at a population scale.

For more information, please visit: www.ahi.tech

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	6